

ENERNORTH INDUSTRIES INC.

EnerNorth Acquires Private Alberta Oil and Gas Production Company

Toronto, Canada – April 3, 2006 – **EnerNorth Industries Inc.** (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has acquired from two (2) arm's length parties a 100% interest in a private Alberta corporation ("Alberta Co") with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN$2,325,000, subject to closing adjustments. The purchase price has been satisfied by a cash payment of $2,100,000 and the delivery of 103,212 common shares of the Company issued at a price of CDN $2.18 per share.

Alberta Co's current production averages approximately 50 boe/d, and is predominantly comprised of natural gas. Assets include an interest in a natural gas unit located at Brock, Saskatchewan; an interest in the Cactus Lake area of Saskatchewan; and, an interest in the Coutts area of Alberta. Enernorth believes there is upside potential from various identified drilling locations on approximately 24,960 gross acres (2,520 net acres) of lands in these areas.

Alberta Co., is now a wholly owned subsidiary of Enernorth.

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

<u>About EnerNorth Industries Inc.</u>

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.177 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.